April 9, 2020

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form AW - Request for Withdrawal

Amplify ETF Trust

Post-Effective Amendment No. 55

(Registration Statement File Nos. 333-207937, 811-23108)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended, on behalf of Amplify Medical Opportunities ETF (the “Fund”), Amplify ETF Trust (the “Registrant”) hereby requests the withdrawal of Post-Effective Amendment No. 55, originally filed with the Securities and Exchange Commission on March 14, 2018. No securities of the Fund were sold, or will be sold, pursuant to the above-mentioned Post-Effective Amendment to the Registrant’s Registration Statement.

Sincerely,

Amplify ETF Trust

By:	/s/ Christian Magoon

Christian Magoon

Chairman of the Board of Trustees

President and Chief Executive Officer